Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

           Attention Business Editors:
           Compton Petroleum Corporation - President and Chief Executive Officer

           CALGARY, Jan. 9 /CNW/ - Compton Petroleum Corporation (TSX - CMT, NYSE-
CMZ) is pleased to announce the appointment of Mr. Tim Granger to the position of President and Chief Executive Officer, effective January 26, 2009. Mr.
Granger will also be appointed to Compton's Board of Directors on that date.
           Mr. Granger most recently held the office of Vice President, Asset
Optimization and Chief Operating Officer at Paramount Energy Trust and prior to that Managing Director of TAQA North following the acquisition of Primewest
Energy by TAQA in January of 2008. Mr. Granger had been the Chief Operating
Officer of Primewest which he joined in 1999.
           Mr. Granger has more than 27 years of extensive experience in exploitation, production operations and asset management. From 1996 to 1999,
Mr. Granger held various managerial positions at Pogo Canada Ltd. and
Petro-Canada, including production engineering and upstream information technology. Prior to 1996, Mr. Granger held various management positions at
Amerada Hess Canada Ltd., and engineering positions at Dynex Petroleum Ltd.,
Canterra Energy Ltd. and Dome Petroleum Limited.
           Mr. Granger graduated from Carleton University with a B.Sc. in Mechanical
Engineering.

           Compton Petroleum Corporation is a Calgary-based public company actively engaged in the exploration, development, and production of natural gas, natural gas liquids, and crude oil in the Western Canada Sedimentary Basin.
Compton's shares are listed on the Toronto Stock Exchange under the symbol CMT and on the New York Stock Exchange under the symbol CMZ.

           %SEDAR: 00003803E          %CIK: 0001043572

           /For further information: Mel Belich, Chairman of the Board, or Norm
Knecht, VP Finance & CFO. Telephone: (403) 237-9400, Fax (403) 237-9410;
Website: www.comptonpetroleum.com, Email: investorinfo(at)comptonpetroleum.com/
           (CMT. CMZ)

CO:  Compton Petroleum Corporation

CNW 16:38e 09-JAN-09